8/19/04

AH 9/13/2004

cm 9/3

SECURITIES AND EXCHANGE COMMISSION

04019874

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52007

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 19 2004
DIVISION OF MARKET REGULATION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Greenbridge Partners LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 Skyridge Rd.
(No. and Street)

Greenwich, CT 06831
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bosco, John + Co.
(Name — if individual, state last, first, middle name)

(Address) (City) (State) Zip Code)

CHECK ONE:
- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
SEP 20 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CM

Greenbridge Partners LLC
December 31, 2003 and 2002

This report contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statements of Financial Condition.
- ☒ (c) Statements of Income and Members' Equity.
- ☒ (d) Statements of Cash Flows.
- ☒ (e) Statements of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital. (included in (c) above)
- ☐ (f) Statements of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

Greenbridge Partners LLC
December 31, 2003 and 2002

OATH OR AFFIRMATION

I, Michael Yagemann, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Greenbridge Partners LLC, as of December 31, 2003 and 2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

Managing Member
Title

Notary

DEBORAH S. WEIGLE
NOTARY PUBLIC
MY COMMISSION EXPIRES SEP. 30, 2006

Certified Public Accountants
90 Columbus Avenue, Valhalla, New York 10595
T 914.683 5553 F 914.683 5554

BOSCO | JOHNN & COMPANY

INDEPENDENT AUDITORS' REPORT

To the Members of
Greenbridge Partners LLC:

We have audited the accompanying statements of financial condition of Greenbridge Partners LLC as of December 31, 2003 and 2002 and the related statements of income and members' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Greenbridge Partners LLC as of December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as whole. The information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 5, 2004

/s/ Bosco, Johnn & Company

Greenbridge Partners LLC
Statements of Financial Condition
December 31, 2003 and 2002

Assets	2003	2002
Cash and cash equivalents	$ 318,100	$ 113,131
Accounts receivable	375,455	101,397
Prepaid expenses and other	9,175	59,898
Property and equipment, net of accumulated depreciation of $-0- in 2003 and $224,034 in 2002	-	731,718
Investment	-	3,300
Restricted cash	-	631,650
Total Assets	$ 702,730	$ 1,641,094
Liabilities and Members' Equity		
Liabilities - accrued expenses and taxes	$ 26,322	$ 31,528
Members' equity	676,408	1,609,566
Total Liabilities and Members' Equity	$ 702,730	$ 1,641,094

The accompanying notes are an integral part of these financial statements.

Greenbridge Partners LLC
Statements of Income and Members' Equity
For the Years Ended December 31, 2003 and 2002

	2003	2002
Revenue:		
Fees	$ 2,864,000	$ 5,465,747
Interest and money market dividends	6,433	19,811
Total revenue	2,870,433	5,485,558
Interest expense	-	-
Net revenue	2,870,433	5,485,558
Non-interest expenses:		
Outside administrative services	1,198,950	2,017,436
Rent	298,321	383,486
Insurance	5,588	65,569
Professional fees and consultants	206,800	53,883
Office expenses	94,205	72,284
Dues and fees	63,408	50,623
Depreciation	45,098	107,061
Loss on disposal of property and equipment	37,553	-
Loss on sale of property and equipment	290,252	-
Lease termination costs	251,548	-
Other	70,055	60,934
Total non-interest expenses	2,561,778	2,811,276
Net income	308,655	2,674,282
Members' equity - beginning of year	1,609,566	1,685,284
	1,918,221	4,359,566
Members' distributions	1,241,813	2,750,000
Members' equity - end of year	$ 676,408	$ 1,609,566

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

Organization -

Greenbridge Partners LLC, "the Company", is a broker-dealer firm registered with the National Association of Securities Dealers. The Company provides merger and acquisition, and strategic advisory services to a number of clients primarily in the Internet, Media and Telecommunications sectors. The Company's headquarters were located in Greenwich, Connecticut. On March 19, 2003 the company entered into agreements to terminate its lease and surrender, substantially all of its property and equipment. These agreements resulted in a charge to operations of $579,353.

Use of Estimates in the Preparation of Financial Statements -

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that management uses.

Revenue Recognition -

The Company uses the accrual basis of accounting. Accordingly, all revenues are recorded when earned, and expenses are recognized when incurred.

Net Capital Requirements -

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003 the Company had net capital of $265,612, which was $260,612 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.0991 to 1. At December 31, 2002, the Company had net capital of $75,403 which was $70,403 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.4181 to 1.

Fair Value of Financial Instruments -

Financial Accounting Standards Board Statement No. 107, "Disclosures about Fair Value of Financial Instruments" requires that all entities disclose the fair value of financial instruments, as defined, for both assets and liabilities recognized and not recognized in the statement of financial condition. The Company's financial instruments, as defined, are carried at approximate fair value.

Note 1 - Summary of Significant Accounting Policies (continued)

Cash Equivalents -

Cash equivalents consist of municipal money market funds.

Accounts Receivable -

The Company writes off all accounts considered to be uncollectible. Accordingly, no allowance for doubtful accounts has been recorded.

Property and Equipment -

Substantially all of the property and equipment was either sold or surrendered March 19, 2003. Property and equipment are stated at cost. Depreciation is calculated using the straight-line method of cost recovery for financial reporting purposes based upon the following estimated useful lives:

	Years
Leasehold improvements	10-39
Computer equipment	5
Furniture, fixtures and equipment	7
Telephone equipment	5

Expenditures for maintenance and repairs are charged to expense, and renewals and betterments are capitalized. Upon sale or retirement, the cost of the asset and the related accumulated depreciation are removed from the accounts, and the resulting gain or loss is included in the results of operations.

Investment -

The investment was stated at cost, which approximated fair value. The investment represented warrants to purchase common stock of The Nasdaq Stock Market, Inc. At December 31, 2003 the exercise price was greater than the stock price. Management deemed the warrants worthless at December 31, 2003.

Note 1 - Summary of Significant Accounting Policies (continued)

Restricted Cash -

Restricted cash represented collateral for two letters of credit held as security for the lessors of Greenbridge Partners LLC's former headquarters in Greenwich, CT.

Income Taxes -

Greenbridge Partners LLC reports earnings as a partnership. Net income or loss passes through to members' income tax returns. Accordingly, no provision for income taxes has been included in these financial statements.

Reclassifications -

Certain items have been reclassified in order to conform to the current year's presentation.

Note 2 - Property and Equipment

Major classifications of property and equipment as of December 31, 2003 and 2002 are as follows:

	2003	2002
Leasehold improvements	$ -	$ 284,656
Computer equipment	-	122,226
Furniture, fixtures, and equipment	-	548,870
	-	955,752
Less accumulated depreciation	-	224,034
	$ -0 -	$ 731,718

Note 3 - Profit Sharing

The Company participates in a 401 (k) plan covering substantially all of its leased employees. Annual matching contributions are at the discretion of management. There were no matching contributions made for the periods ended December 31, 2003 and 2002.

Note 4 - Related Party Transactions

The Company and an entity with common ownership shared the same facilities. Intercompany allocations of selling, general and administrative expenses were made based upon relative square foot usage, or other objective rationale deemed reasonable by the entities.

Greenbridge Partners LLC
Computation of Net Capital for Brokers and Dealers
Pursuant to Rule 15c3-1
December 31, 2003 and 2002

	2003	2002
Members' equity	$ 676,408	$ 1,609,566
Deductions and/or charges Non-allowable assets:		
Restricted cash	-	631,650
Fixed assets, net of accumulated depreciation	-	731,718
Accounts receivable	375,455	101,397
Prepaid expenses and other	9,175	59,694
Non-allowable investments	-	3,300
Petty cash	-	204
Total non-allowable assets	384,630	1,527,963
Net capital before securities haircuts	291,778	81,603
Securities haircuts	26,166	6,200
Net capital	$ 265,612	$ 75,403
Aggregate indebtedness:		
Accrued expenses and taxes	$ 26,322	$ 31,528
Minimum capital required (the greater of 6 2/3% of aggregate indebtedness or $5,000)	$ 5,000	$ 5,000
Capital in excess of minimum requirements	$ 260,612	$ 70,403
Ratio of aggregate indebtedness to net capital	0.0991 to 1	0.4181 to 1

Note: No material differences exist between the above computation and the computation included in the company's corresponding audited Form X-17A-5 Part 11(A) filing.

The accompanying notes are an integral part of these financial statements.

Greenbridge Partners LLC
Computation for Determination of the Reserve Requirements
for Brokers and Dealers
Pursuant to Rule 15c3-3
December 31, 2003 and 2002

Greenbridge Partners LLC is exempt from the provisions of Rule 15c3-3 under Section (k)(2)(i) of the Securities Exchange Act of 1934 since its operations fall within such exemptive provisions.

The accompanying notes are an integral part of these financial statements.

Greenbridge Partners LLC
Supplemental Report on Internal Control Structure
December 31, 2003 and 2002

To the Members of Greenbridge Partners LLC:

In planning and performing our audits of financial statements and supplemental schedules of Greenbridge Partners LLC, for the years ended December 31, 2003 and 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use of disposition and that actions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Greenbridge Partners LLC
Supplemental Report on Internal Control Structure (continued)
December 31, 2003 and 2002

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and may not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at December 31, 2003 and 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Bosco, Johnn & Company, CPA, P.C.
Valhalla, NY
February 5, 2004